Filed Pursuant to Rule 433
Registration Statement Nos. 333-146220 and 333-146220-07
September 21, 2007

JPMORGAN CHASE CAPITAL XXV
$1,500,000,000
6.800% CAPITAL SECURITIES, SERIES Y
Issuer:

JPMorgan Chase Capital XXV (the "Trust"), a Delaware statutory trust, the sole assets of which will be subordinated debentures issued by JPMorgan Chase & Co. ("JPMorgan Chase"). JPMorgan Chase will own all common securities of the Trust.

Guarantor:	JPMorgan Chase
Securities:	6.800% Capital Securities, Series Y
Legal Format:	SEC Registered
Aggregate Liquidation Amount:	$1,500,000,000
Liquidation Amount:	$1,000 per capital security
Distributions:	6.800% until Maturity Date
Ratings:	Moody's Investors Service: Aa3 Standard & Poor's: A Fitch: A+
Settlement Date:	September 26, 2007 (T+3)
Maturity Date:	October 1, 2037
Interest Payment Dates:	Paid semi-annually on each April 1 and October 1, commencing April 1, 2008, until Maturity Date
Reference Treasury Benchmark Yield:	4.896% (4.750% due February 15, 2037)
Spread to Benchmark Treasury:	195 basis points (1.95%)
Day Count Convention:	30/360
Optional Redemption:	None
Redemption for Tax Event or Capital Treatment Event:	At par
Deferral Provision:

The Trust will defer payments on the 6.800% Capital Securities for up to 5 years if JPMorgan Chase defers payments on the underlying subordinated debentures. Payments cannot be deferred beyond the maturity date of the subordinated debentures on October 1, 2037. Any deferred payments will accrue additional interest at the then applicable rate, compounded on each interest payment date.

Ranking:

The Series Y junior subordinated debentures to be issued to the Trust will rank junior to all of JPMorgan Chase's outstanding and future senior debt. The Series Y junior subordinated debentures will also rank (1) pari passu with JPMorgan Chase's outstanding and future series of junior subordinated debentures and (2) senior to JPMorgan Chase's outstanding and future Capital Efficient Notes (CENts). Substantially all of JPMorgan Chase's debt constitutes senior debt.

Public Offering Price:	99.416%
Underwriting Commissions:	$15,000,000
CUSIP, ISIN	46631VAA9, US46631VAA98
Use of Proceeds:	General corporate purposes.
Sole Bookrunner:	J.P. Morgan Securities Inc.
Co-Managers:	BNP Paribas Securities Corp., BNY Capital Markets, Inc.
Allocation:	Aggregate Liquidation Amount
J.P. Morgan Securities Inc.	$1,470,000,000
BNP Paribas Securities Corp.	$15,000,000
BNY Capital Markets, Inc.	$15,000,000
___________________________
Total	$1,500,000,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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